UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of ____May 2007________

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: May 17th, 2007	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Austral Pacific March 2007 Quarter Results Filed

Wellington, New Zealand – May 17, 2007 - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

Austral Pacific Energy has now filed its results for the quarter that ended on March 31, 2007. The company had a loss of US$2.2 million [($0.08) per common share]. The company held cash and short term deposits amounting to $6.1 million. This balance includes $3 million that is held in a restricted account required under the loan facility from Investec Bank, Australia. Cash held by the Company decreased in the quarter by $4.0 million. This was the result of meeting its commitments during the quarter.

Construction of the production facilities continues on the Cheal A site and the plant is expected to be commissioned in July 2007. Production approaching a target rate of 1,900 barrels per day is expected to be achieved by the end of the third quarter, 2007.

Austral’s share of the current 500 barrels per day of test production from the Cheal B site totalled $782,499 for the quarter, together with $390,703 of joint venture recoveries and interest.

Following quarter end, the Company raised $3.2 million by way of a private equity placement and drew down a further $3.262 million of the Investec loan facility.

Thompson Jewell, CEO and President, said “We are pleased with the progress we are making at Cheal A and the pipelines linking the well sites. It is a world class facility that will serve us well, not only for Cheal, but for other fields and discoveries in the area that we are starting to focus on and mature. Our planning for definitive testing on the Kapuni formation K3E sandstones drilled in the Cardiff 2A well continue, using technologies and expertise from similar reservoirs internationally. We hope to be in a position to re-enter the well in the third quarter, 2007.”

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

Phone: Thom Jewell, CEO +64 (4) 495 0880

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions. See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.